Exhibit 10.1

March 6, 2014

Mr. Michael S. Burke
555 South Flower Street
Los Angeles, CA 90071

Dear Michael,

This letter is intended to update the terms and conditions of your employment with AECOM Technology Corporation (“AECOM”) in connection with your appointment to the position of Chief Executive Officer of AECOM, effective as of March 6, 2014 (the “Effective Date”).

Base Salary

As of the Effective Date, your annual base salary will be $1,000,000, payable in accordance with AECOM’s payroll practices as in effect from time to time (the “Base Salary”), which Base Salary shall be subject to review by the Compensation/Organization Committee (the “C/O Committee”) of the Board of Directors of AECOM.  In addition, as of the Effective Date, your perquisite allowance pursuant to the existing perquisite policy shall be increased to $40,000 per year.

Annual Incentive Award

You will continue to participate in AECOM’s Executive Incentive Plan (or any successor thereto) and will be eligible to earn an annual cash incentive award thereunder.  As of the Effective Date, your target annual cash incentive award under the Executive Incentive Plan shall equal 150% of your Base Salary; provided, however, that for the 2014 fiscal year, your target annual cash incentive award shall be prorated such that (a) for the portion of the fiscal year prior to the Effective Date your target annual cash incentive award will be based upon your existing target (110% of base salary immediately prior to the Effective Date) and (b) for the portion of the fiscal year after the Effective Date your target annual cash incentive award will be based upon your new target (150% of Base Salary).  Any annual cash incentive award to you shall be subject to the terms and conditions of the Executive Incentive Plan and such other terms and conditions as established by the C/O Committee in its discretion.

Long-Term Incentive Award

You will be eligible to receive annual long-term incentive awards in the forms and amounts determined by the C/O Committee in its discretion.  In addition, in connection with your election to the position of Chief Executive Officer, you shall be entitled to receive an additional long-term incentive award, which award shall have a value on grant equal to $1,400,000 (the “Promotion Award”).  The Promotion Award was granted to you on March 5, 2014 and will be provided 60% in the form of performance earnings program (“PEP”) units and 40% in the form of restricted stock units (“RSUs”), which awards, in each case, shall be subject to the terms and conditions of the AECOM Technology Corporation 2006 Stock Incentive Plan (the “2006 SIP”) and forms of award agreement used in connection therewith for performanceearnings program awards and restricted stock unit awards granted to you on November 20, 2013 (your PEP14 and RSU14 awards, respectively).

Special Long-Term Incentive Award

In addition to the Promotion Grant, in connection with your election to the position of Chief Executive Officer you shall receive a special, one-time award of performance-vested stock options (the “Special LTI Award”).  The Special LTI Award was granted to you on March 5, 2014 (the “Grant Date”) in the form of an option to acquire shares of AECOM common stock having an aggregate fair value equal to $5,000,000 (equivalent to 638,570 shares) based upon the closing price of AECOM’s common stock on the Grant Date and at an exercise price per share equal to the closing price of AECOM’s common stock on the Grant Date.  The Special LTI Award, which will have a ten-year life from the Grant Date, will vest on the fifth anniversary of the Grant Date subject to: (1) your continued employment with AECOM through such vesting date and (2) the achievement of the stock price performance goals described herein.  The Special LTI Award becomes eligible to vest the first time the trailing 20-day average closing price of AECOM’s common stock equals or exceeds the following stock price performance hurdles (with such performance hurdles to be subject to adjustment in accordance with Section 12 of the 2006 SIP):

Stock Price Hurdle (equals or exceeds)	% Eligible to Vest
Exercise Price plus $2.50	10%
Exercise Price plus $5.00	20%
Exercise Price plus $7.50	30%
Exercise Price plus $10.00	40%
Exercise Price plus $12.50	50%
Exercise Price plus $15.00	60%
Exercise Price plus $17.50	70%
Exercise Price plus $20.00	80%
Exercise Price plus $22.50	90%
Exercise Price plus $25.00	100%

Notwithstanding anything herein to the contrary, the Special LTI Award will be forfeited in full in the event that your employment with AECOM terminates prior to the fifth anniversary of the Grant Date for any reason other than your death or Total and Permanent Disablement (as defined in this letter agreement).  In the event of the termination of your employment with AECOM prior to the fifth anniversary of the Grant Date as a result of your death or Total and Permanent Disablement, the Special LTI Award shall be eligible to vest at that time based upon the achievement of the stock price performance goals through the date of termination of employment. The remaining unvested portion of the Special LTI Award is forfeited upon termination.

Employee Benefits and Perquisites

You will continue to be eligible to participate in such employee benefit plans, programs, policies and arrangements maintained by AECOM from time to time for the benefit of its senior executives generally, subject to the terms and conditions thereof as in effect from time to time. These programs are subject to change in accordance with the terms thereof.

Severance

You will continue to participate in the AECOM Technology Corporation Change in Control Severance Policy (the “CIC Policy”) in accordance with the terms and conditions thereof, however, effective as of the Effective Date, your severance payment multiple under the CIC Policy shall be 2.0.

Your employment status with AECOM remains employment “at will”. However, in addition to your participation in the CIC Policy, in the event that your employment with AECOM is terminated (i) by AECOM for any reason other than Cause (as defined in the CIC Policy) or your death or disability or (ii) by you for Good Reason (as defined in the CIC Policy), and such termination does not occur within the Protection Period (as defined under the CIC Policy or any successor thereto) then, AECOM will pay to you your Accrued Compensation (as defined below), payable within 30 days after your termination (with the payment date during such 30 day period to be determined by AECOM in its sole discretion), a pro rata portion of the annual cash incentive award you would have received for the fiscal year in which your employment terminates (based on AECOM’s actual performance over the entire year and the number of full months of your actual service to AECOM during such fiscal year), which pro rata portion will be payable to you at the same time bonuses are paid to executives generally for the applicable fiscal year, and:

(1)                                 AECOM will pay to you a lump sum cash payment equal to two (2) times the sum of your Base Salary plus the average annual cash incentive award you earned for the three fiscal years preceding the fiscal year in which such termination occurs, payable within 30 days after your termination (with the payment date during such 30 day period to be determined by AECOM in its sole discretion);

(2)                                 for up to twenty-four (24) months after such termination, to the extent you and/or your covered dependent(s) continue to participate in AECOM’s group health plan(s) pursuant to COBRA after your termination of employment and to the extent permitted by applicable law, AECOM will provide reimbursement of COBRA coverage premiums paid by you and your covered dependent(s) so that you and your covered dependent(s) enjoy coverage at the same benefit level and to the same extent and for the same effective contribution, if any, as participation is available to other executive officers of AECOM;

(3)                                 if such termination of employment occurs prior to the third anniversary of the Effective Date, (a) your then-outstanding PEP awards will remain outstanding and continue to be eligible to vest in accordance with their existing terms (and as if you remained employed and based on actual performance through the end of the applicable performance period), but only with respect to the portions of awards for which the performance period has either been completed prior to such termination of employment or will be completed at the end of the fiscal year in which such termination of employment occurs; (b) your unearned PEP awards (or portions thereof) for which the performance period is scheduled to end after the fiscal year in which such termination of employment occurs shall be forfeited immediately upon such termination of employment; (c) the vesting of the Applicable Portion (as defined below) of your outstanding and unvested time-based RSUs shall accelerate upon such termination of employment, with any remaining unvested time-based RSUs immediately forfeited; (d) your Special LTI Award shall be immediately forfeited and (e) all other outstanding equity-based compensation awards shall be treated as set forth in the applicable award agreements; and

(4)                                 if such termination of employment occurs on or after the third anniversary of the Effective Date, (a) your then-outstanding PEP awards will remain outstanding and continue to be eligible to vest in accordance with their existing terms (and as if you remained employed and based on actual performance through the end of the applicable performance period); (b) the vesting of 100% of your outstanding and unvested time-based RSUs shall accelerate upon such termination of employment; (c) your Special LTI Award, to the extent then unvested, shall be immediately forfeited and (d) all other outstanding equity-based compensation awards shall be treated as set forth in the applicable award agreements.

For purposes of paragraph (3)(c) and 4(c) above, the “Applicable Portion” means the following: (i) if your termination of employment occurs within 12 months following the grant date of an RSU award, one-third of the number of shares subject to such award; (ii) if your termination of employment occurs between 12 and 24 months following the grant date of an RSU award, two-thirds of the number of shares subject to such award and (iii) if your termination of employment occurs more than 24 months following the grant date of an RSU award, 100% of the number of shares subject to such award.

In the event that your employment is terminated by AECOM for Cause, by you without Good Reason, upon your Retirement or as a result of your death or disability, you will not be entitled to the severance compensation described above, but instead will only be entitled to payment of the Accrued Compensation through the date your employment terminates, payable within 30 days after your termination (with the payment date during such 30 day period to be determined by AECOM in its sole discretion), and your outstanding PEP and RSU awards shall be treated as set forth in the applicable award agreements; provided, however, that, notwithstanding anything in such award agreements to the contrary, in the event of a termination as a result of your Retirement, you shall be entitled to full vesting as if you had remained employed through the end of each applicable vesting period, rather than pro-rated vesting, with respect to the then unvested portion of your then outstanding equity awards that were granted to you on or after the Effective Date (which awards will, in all events, remain subject to any performance-based vesting criteria to which such awards are subject in accordance with the terms of such award agreements).  In addition, notwithstanding anything in any award agreement to the contrary, for all purposes under any equity-based compensation awards granted to you on or after the Effective Date, (i) the term “Retirement” shall mean (x) your resignation without Good Reason after attaining the age of 60 or (y) your resignation at any time if the Board determines, in its sole discretion, that an adequate succession is in place and you and the Board mutually agree that your separation from service is in the best interests of AECOM, and (ii) the term “Total and Permanent Disablement” shall mean (as determined by the Compensation/Organization Committee of the Board) your inability to perform the duties of your position of employment by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 6 months; provided, however, that with respect to the payment (but not vesting) of any amounts that would be considered deferred compensation for purposes of Section 409A of the Code and for which payment is triggered as a result of your Total and Permanent Disablement, such payment will only be triggered to the extent permissible at that time under Section 409A without the imposition of any additional or penalty taxes under Section 409A.

Notwithstanding anything in this letter to the contrary, other than the payment of the Accrued Compensation through the date of termination of your employment, you shall not be entitled to any severance payments or benefits hereunder unless and until you execute and deliver to AECOM, within twenty-one (21) days of the date of termination of your employment, a unilateral general release of all known and unknown claims against AECOM and its officers, directors, employees, agents and affiliates in a form acceptable to AECOM, and such release becomes fully effective and irrevocable under applicable law.  In addition, promptly following any termination of the your employment (other than by reason of your death), you will deliver to AECOM reasonably satisfactory written evidence of your resignation from all positions that you may then hold as an employee or officer of AECOM or any affiliate.

For purposes of this letter “Accrued Compensation” means, as of any date, the amount of any unpaid Base Salary earned by you through the date of the termination of your employment, any annual cash incentive award earned by you, but not yet paid, for the most recently completed fiscal year prior to the termination of your employment and your accrued and unpaid paid time off as of the date of termination of your employment.

Clawback Policy

As an executive officer of AECOM, you hereby acknowledge and agree that you will continue to be subject to the terms and conditions of the AECOM Technology Corporation Clawback Policy, as in effect from time to time, a current copy of which has already been provided to you.

Section 409A Compliance

This letter is intended to comply with the requirements of Section 409A of the Code and the regulations and guidance promulgated thereunder (“Section 409A”) or an exemption from Section 409A.  Each payment under this letter shall be treated as a separate payment for purposes of Section 409A.  A termination of employment shall not be deemed to have occurred for purposes of any provision of this letter providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.”  Notwithstanding anything herein to the contrary, in the event that you are a “specified employee” within the meaning of that term under Section 409A(a)(2)(B) of the Code, then with regard to any payment or the provision of any benefit (whether under this letter or otherwise) that is considered deferred compensation under Section 409A payable on account of a “separation from service,” and that is not exempt from Section 409A as involuntary separation pay or a short-term deferral (or otherwise), to the extent necessary to avoid the imposition of excise taxes under Section 409A, such payment or benefit shall be made or provided at the date which is the earlier of (a) the expiration of the six (6)-month period measured from the date of such “separation from service” or (b) the date of your death (the “Delay Period”).  Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this paragraph (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to you in a lump sum without interest, and any remaining payments and benefits due under this letter shall be paid or provided in accordance with the normal payment dates specified for them herein. With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Section 409A, all such payments shall be made on or before the last day of calendar year following the calendar year in which the expense occurred.

Withholding

All amounts payable to you hereunder will be subject to customary tax and other withholdings.

Acceptance

Upon your acceptance of this offer of continued employment, please acknowledge your agreement with the terms set forth in this letter by signing in the designated space below. A copy of this letter is enclosed for your records.

Sincerely,

/s/ John M. Dionisio
John M. Dionisio
Executive Chairman

ACCEPTED:

/s/ Michael S. Burke	March 10, 2014
Michael S. Burke	Date